SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 6, 2004

Commission File Number 0-10906

The BOC Group plc

(Translation of registrant’s name into English)

Chertsey Road, Windlesham
Surrey, GU20 6HJ England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: þ	Form 40-F: o

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: o	No: þ

Enclosure: The BOC Group plc Annual Review and Summary Financial Statements 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The BOC Group plc
Date: December 6, 2004	By:	/s/ Anthony Eric Isaac
	Name:	Anthony Eric Isaac
	Title:	Chief Executive

THE BOC GROUP

Annual review and summary financial statements 2004

BOC AROUND THE WORLD

THE BOC GROUP. OPERATING AROUND THE WORLD. SUPPLYING ESSENTIAL PRODUCTS AND SERVICES TO INDUSTRIES BOTH LARGE AND SMALL. WITH GLOBAL STRATEGIES DELIVERED LOCALLY. PUTTING CUSTOMER SERVICE AT THE FOREFRONT. FOLLOWING ITS KEY CUSTOMERS WHEREVER THEY DO BUSINESS. AND INVESTING IN ITS PEOPLE — BECAUSE BOC’S PEOPLE ARE THE ONES WHO MAKE IT ALL HAPPEN.

CONTENTS
02	Financial highlights
02	2004 results
04	Chairman’s statement
06	Chief executive’s review
08	Implementing our strategy around the world
20	Operating review
24	Corporate responsibility
26	Board of directors
28	Executive management board

29	Summary financial statements
30	Report of the directors
31	Independent auditors’ statement
32	Directors’ remuneration
35	Group profit and loss account
36	Group balance sheet
37	Group cash flow statement
37	Reconciliation of net cash flow to movement in net debt
38	Notes to the financial statements
40	Shareholder information

HIGHLIGHTS
OF THE YEAR

	In the US, key hydrogen orders won for BP and Sunoco refineries in Ohio. Hydrogen production comes on stream at Citgo refinery in Illinois	Comprehensive on-site fluorine generation system installed by BOC Edwards at LG Philips flat panel manufacturing facility in Korea

Compared with 2003, grew adjusted operating profit and earnings each quarter	Forming joint venture with Sinopec Shanghai Petrochemical Company, a subsidiary of Sinopec, China’s leading petrochemical company	Operating cash flow reaches £758.5 million and net borrowings reduced to £962.4 million

	Packaged gas business in the US sold, leaving a more focused and profitable north American Industrial and Special Products business	Gist invests in new 100,000 square foot refrigeration facility to support growing demand from Marks & Spencer

01 The BOC Group plc Annual review 2004

FINANCIAL HIGHLIGHTS

Turnover — subsidiary companies	Operating profit	Profit before tax

2004 £3,885.4m	2004 £559.5m	2004 £412.3m
2003 £3,718.3m 2002 £3,657.7m	2003 £438.6m 2002 £425.6m	2003 £351.9m 2002 £335.3m

Turnover — including share of joint ventures and associates	Adjusted operating profit	Adjusted profit before tax

2004 £4,599.3m	2004 £576.9m	2004 £504.3m
2003 £4,323.2m 2002 £4,017.9m	2003 £505.6m 2002 £500.1m	2003 £418.9m 2002 £430.0m

Figures shown as ‘adjusted’ exclude exceptional items. Other figures shown are prepared under UK Generally Accepted Accounting Principles (GAAP) and include all exceptional items.
     Adjusted figures are presented to provide a more meaningful indication of underlying business performance and trends. These are the primary performance figures used by Group management.
     In accordance with guidance and regulations issued by UK and US regulatory bodies, where adjusted (or non-GAAP) figures are shown, the comparable GAAP figures are also shown.

2004 RESULTS

Analysis by business

Turnover (including share of joint ventures and associates)	£ million	%

1. Process Gas Solutions	1,275.2	28

2. Industrial and Special Products	1,782.3	39

3. BOC Edwards	816.5	18

4. Afrox hospitals	432.1	9

5. Gist	293.2	6

Total	4,599.3	100

Adjusted operating profit

1. Process Gas Solutions	190.3	33

2. Industrial and Special Products	269.5	47

3. BOC Edwards	47.8	8

4. Afrox hospitals	59.8	11

5. Gist	25.1	4

Corporate	(15.6)	(3)

Total	576.9	100

02 The BOC Group plc Annual review 2004

Financial highlights

Earnings per share	Dividends per share	Return on capital employed

2004 53.5p	2004 40.0p	2004 14.9%
2003 44.5p 2002 41.4p	2003 39.0p 2002 38.0p	2003 10.9% 2002 10.6%

Adjusted earnings per share		Adjusted return on capital employed

2004 63.2p		2004 15.4%
2003 52.9p 2002 55.9p		2003 12.6% 2002 12.5%

Analysis by region

Turnover (including share of joint ventures and associates)	£ million	%

1. Europe	1,224.6	27

2. Americas	1,218.3	26

3. Africa	699.0	15

4. Asia/Pacific	1,457.4	32

Total	4,599.3	100

Adjusted operating profit

1. Europe	155.4	27

2. Americas	77.4	13

3. Africa	108.9	19

4. Asia/Pacific	235.2	41

Total	576.9	100

03 The BOC Group plc Annual review 2004

CHAIRMAN’S
STATEMENT

“BUILDING FOR
GROWTH AND
PROFITABILITY”

2004 was a good year for your company. BOC has a consistent strategy that has been well implemented — a testament to all BOC’s management and staff.

     Your board owns and reviews this strategy. We follow a well-defined annual process that allows all members of the board to examine every aspect of the Group’s progress and opportunities. Much can be learnt by questioning and testing in the formal environment of the boardroom, but there is no substitute for seeing the strategy at work in the real world, with customers, business partners and staff. For that reason we hold two board meetings each year outside our Windlesham headquarters. We went to China in the autumn of 2003 and saw the impressive work underway in the Shanghai and Nanjing areas to develop world-scale petrochemical complexes; these are areas where BOC has established an important presence. We also spent a day with the management team of our logistics business, Gist. For our first meeting of the 2005 financial year we visited South Africa and saw the progressive economic and social developments to which our Afrox subsidiary is making a major contribution. Over the next 12 months we will also visit Poland and the US.
     An important element of the strategy over recent years has been to reshape our portfolio of businesses to enhance future growth and profitability. We will continue to examine opportunities as and when they arise.

     Returns to our shareholders
     In 2004 BOC paid a first interim dividend of 15.5p per share in February 2004 and a second interim dividend of 24.5p per share in August, making a total of 40p for the year as a whole, an increase of 2.6 per cent on 2003. Having held the first interim dividend at 15.5p for several years, while growing the second interim dividend, we have reached our aim of a 40:60 ratio between the two interim dividends. As a result your board has decided to raise the first interim dividend by 2.6 per cent to 15.9p to be paid on 1 February 2005. In 2004 our dividends were covered 1.58 times by adjusted earnings and we look to build our dividend cover towards two-times over the medium term. We therefore aim to grow the dividend progressively, albeit at a lower rate than earnings per share growth.
     Again this year, as in the two previous years, I include graphs comparing BOC’s total shareholder returns since 2000 with all FTSE100 companies and with its main gases competitors. The message remains the same. We have performed well compared with other UK companies but a gap requires to be bridged with our competitors.

     Corporate Governance
     BOC complies with the existing Combined Code on Corporate Governance and I reported last year that we already substantially complied with the revisions to the code announced in 2003, even though we need not have done so until 2005. This is part of our continuing commitment to the highest standards of governance and integrity. Throughout BOC there is a strong commitment to the principles of ACTS — accountability, collaboration, transparency and stretch. These principles, supported by a well established Code of Conduct, provide strong safeguards at all levels of the organisation.

04 The BOC Group plc Annual review 2004

Chairman’s statement

     Corporate responsibility
     Your company is well aware that it is judged not only by its financial success but also by how this financial success is achieved. How well we manage social, environmental and ethical (SEE) risks is important to the long-term health of our business. For the first time this year BOC participated in the independent survey of companies’ corporate responsibility performance conducted by the UK’s Business in the Community. 500 companies were invited to participate, 139 did so, including 56 from the FTSE100. BOC was ranked 25th with an aggregate score of well over 90 per cent. This was a good result and confirmed our belief that we are performing well against these measures. More recently, we have surveyed all our business units to gain a thorough understanding of how they see our SEE risks and how we are managing them. This will form the basis of our next series of initiatives.
     A US subsidiary of The BOC Group, along with other companies in the welding products industry, has been the subject of injury claims based on allegations that manganese in welding fumes causes Parkinson’s disease or symptoms similar to Parkinson’s disease. We are not aware of any credible scientific evidence linking manganese in welding fumes to neurological damage under typical welding conditions.

     Board of directors
     We welcomed three new non-executive directors to our board this year. Guy Dawson joined in March. He was until 2003 chairman of European investment banking at Merrill Lynch having previously been with Morgan Grenfell and Deutsche Bank. Anne Quinn and Iain Napier were appointed in May. Anne is group vice president of BP’s gas, power and renewables business stream. Iain is chief executive of Taylor Woodrow and brings previous experience of the brewing industry. Fabiola Arredondo and Roberto Mendoza resigned from the board during the year, each because of increasing demands on their time from their other commitments. Both Fabiola and Roberto have made valuable contributions to BOC for which I thank them.
     In May I announced that Tony Isaac had accepted the board’s invitation to continue as your chief executive until the Annual General Meeting in January 2007. We are very pleased that he will continue to provide leadership in the successful execution of our strategy.
     My thanks always go first to BOC’s employees around the world as they make your company what it is. It is our talented and dedicated people that make the difference in a competitive market. I thank our customers for choosing BOC. I thank all those who partner, supply and contribute to BOC wherever we do business. Finally, I thank you our shareholders for your continuing support.

Rob Margetts Chairman

05 The BOC Group plc Annual review 2004

CHIEF EXECUTIVE’S
REVIEW

BOC performed strongly in 2004 in a generally favourable economic environment. Each quarter we reported adjusted operating profit and earnings significantly ahead of the equivalent period in 2003. Our two gases lines of business, Process Gas Solutions and Industrial and Special Products, saw mostly buoyant trading conditions although the strength of the rand restrained industrial activity in South Africa. Semiconductor manufacturers increased their investment this year after an extended period of reduced activity and this benefited BOC Edwards. As a result we reported adjusted operating profit for the year of £576.9 million, up 15 per cent, on turnover up nine per cent at £4,599.3 million. Adjusted profit before tax rose 20 per cent.

     I explained last year that our adjusted figures eliminate exceptional items that would otherwise create distortions. Also our year-on-year comparisons are at constant currency, shorn of the effects of converting local profits into sterling. This way we show clearly how we performed in the competitive markets of the 50 or so countries where we operate. When I describe our business performance below I will do so on this basis. Our statutory results include exceptional items and reflect currency movements when comparing performance with last year. On this basis turnover increased by six per cent, operating profit by 28 per cent and profit before tax by 17 per cent.

     Successful businesses
     Process Gas Solutions delivered a nine per cent increase in turnover and raised adjusted operating profit by ten per cent. At the start of the year in China we and our joint venture partners announced that we would invest over US$100 million in three schemes at Taiyuan, Suzhou and in the Pearl River region. In June 2004 we announced the setting up of a joint venture with Sinopec Shanghai Petrochemical Company Ltd (SPC). This is the second joint venture with a subsidiary of Sinopec, China’s leading petrochemical company, following our agreement in 2002 with Sinopec Yangzi Petrochemical Corporation. This second joint venture intends to invest in some 3,000 tonnes a day of industrial gas production assets currently owned by SPC before embarking on building a new world-scale air separation unit. This flow of new orders means that we will double our production capacity in China by the end of 2005, with a corresponding increase in turnover. Elsewhere we were successful in winning key hydrogen orders for BP and Sunoco refineries in the US, in acquiring Duke Energy’s 30 per cent ownership interest in Compañía de Nitrógeno de Cantarell, the joint venture company that owns the world’s largest nitrogen complex in Mexico, and in winning the order with our joint venture partners for the largest air separation unit in Thailand. As well as supplying hydrogen for today’s applications we continue to invest for the opportunities predicted for hydrogen energy in the decades to come.
     Industrial and Special Products grew both turnover and adjusted operating profit by three per cent and ten per cent respectively. 2004 was the first full year of contributions from two recent acquisitions, namely Praxair’s Polish gases business and Air Products’ packaged gas business in Canada.

“SIGNIFICANTLY
IMPROVED
PERFORMANCE
OVER 2003”

06 The BOC Group plc Annual review 2004

Chief executive’s review

     BOC Edwards saw the long-awaited upturn in investment by the semiconductor industry as well as increased demand from growing markets, notably flat panel displays in Asia. The result was a 27 per cent rise in turnover and a 181 per cent increase in adjusted operating profit.
     Gist, our logistics business, did well to maintain turnover following the loss last year of Marks & Spencer’s general merchandise business. Adjusted operating profit fell by 14 per cent, but in 2003 we included a £4.1 million gain resulting from the M&S contract termination; without this one-off payment adjusted operating profit would have been flat year on year.
     Afrox hospitals continued to grow and perform well, turnover rising by nine per cent and adjusted operating profit by 16 per cent.
     In November 2003 we announced that African Oxygen Limited had agreed to sell its majority shareholding in Afrox Healthcare Limited to a consortium led by two major black economic empowerment investors. We then announced in January 2004 our intention to sell our US packaged gas business, part of our north American Industrial and Special Products unit, to Airgas for up to US$200 million.
We completed the US disposal successfully in July this year while the Afrox Healthcare sale remains subject to final clearance by the competition authorities in South Africa. The motives for these two disposals were very different. In Afrox Healthcare we have a business in which we have invested successfully over recent years. The medium to long-term future for private healthcare is uncertain in South Africa and we had the opportunity to sell a highly successful business and let it develop further under new black economic empowerment ownership. Our US packaged gas business also received much attention and investment over the years, but it never fulfilled its promise. Its sale and the successful transfer of over 1,000 of our employees to the new owner is a good outcome. We retain a large presence in the US, with substantial and successful businesses that will benefit from increased management focus and a reduced overhead cost base.
     The two significant joint ventures we have established in the last two years — Linde BOC Process Plants and Japan Air Gases —continue to perform well.

     Cash
     Operating cash flow was £758.5 million, up some eight per cent on last year, due to improved operating profit and better management of working capital. In addition, proceeds from disposals and lower levels of capital expenditure resulted in a decline in our net borrowings for the sixth successive quarter, ending the year down £405.7 million at £962.4 million. This was after paying a further £64 million into the main UK pensions scheme, an increase of £28 million over last year.

     Managing to the highest standards
     We continue to use our global structure to transfer best operating and commercial practice, to offer the highest standards of service to all our customers, and to meet the needs of our key customers wherever they do business in the world. Our operating procedures are supported by global programmes such as our Code of Conduct and we work hard to tap the full potential of our diverse and talented workforce.
     It is important that we manage all our business risks, not just the financial ones. Operating as we do in a hazardous industry, everyone must pay the greatest attention to safety, whether it be the safety of fellow employees, of our customers and suppliers or indeed of those in the communities where we live and work. We concentrate on making safety second nature for all our employees. By managing these non-financial risks we protect our business and the reputation of BOC.
     There has been one change this year to the executive management team. Greg Sedgwick returned to his native Australia to take up an appointment as chief executive of a listed building products company; I wish him well in his future career. Mark Nichols, who had been based in Singapore, has succeeded Greg as Group director for business development. BOC is fortunate in having good people at all levels of the organisation and we place great emphasis on recruiting, developing and retaining the best people wherever we find them in the world. We have a diverse workforce and I take a personal interest in ensuring that this diversity is reflected increasingly at all levels.
     I thank all employees of BOC for their hard work and for the contribution they have made to a successful year. Keeping our customers satisfied is more important than ever and we strive to deliver the same high standard of service wherever our customers choose to do business with us. We work hard to deliver the financial returns our shareholders expect. We are also well aware of the wider responsibilities we have to the economic and social life of the countries where we operate. All of this depends on the people of BOC and they respond by delivering high performance day by day.

Tony Isaac Chief executive

07 The BOC Group plc Annual review 2004

IMPLEMENTING OUR STRATEGY AROUND THE WORLD

BOC has three lines of business, two specialist businesses and a comprehensive strategy. Consistently applied, this strategy has led to major changes in our business portfolio. It has seen resource concentrated in Asia and growth markets around the world. It has produced investment in technologies and new markets of the future. And it has enabled us to work more efficiently and effectively to serve our customers today. Some of the results of BOC's strategic thinking are in the pages that follow.

08 The BOC Group plc Annual review 2004

PROCESS GAS SOLUTIONS

With its headquarters in Singapore and with technical specialists in all the key markets of the world, Process Gas Solutions installs and operates complex plants for some of the world's largest and most demanding industrial customers. It also delivers liquefied gases and runs on-site plants for those requiring bulk supplies. Process Gas Solutions does business wherever its key customers do business.

INDUSTRIAL AND SPECIAL PRODUCTS

Industrial and Special Products delivers products and services to a host of specialist businesses. With distribution networks that bring it close to its customers, Industrial and Special Products matches the complex needs of medical and scientific communities while supplying many of the basic requirements that keep local industry working around the world.

BOC EDWARDS

The semiconductor industry is one of the most innovative on the planet and BOC Edwards is one of its innovative suppliers. Traditionally known for its vacuum and electronic gases technology, BOC Edwards now offers a broad range of products and services for its semiconductor customers as well as other high technology growth industries. Innovation gives BOC Edwards the edge, whether it is developing the products and services demanded by its high technology customers or producing effective solutions for a host of other markets.

BOC has two specialist businesses: **Afrox hospitals**, a supplier of private health care in southern Africa and **Gist**, a logistics business.

09 The BOC Group plc Annual review 2004

Around the world

10 The BOC Group plc Annual review 2004

Around the world

Process Gas Solutions operates on a global scale and is used to dealing with big numbers. Our 6,500 operations people look after 900 production plants. They deliver gas to customers through pipelines and in 2,000 vehicles. They make 1.5 million deliveries of liquefied gas each year, storing it in over 20,000 insulated tanks at our customers’ sites.
     For as long as our operations people can remember, the emphasis has been on becoming more efficient. We measure everything, from how much electricity it takes to produce each cubic metre of gas, to how many kilometres each truck has to travel to deliver that gas to a customer. We then consistently improve each of these measures, as we have done for decades.
     Computing power and improved communications technology helps, but working against us has been the steady, and more recently spectacular, increase in energy costs. We try and keep all of our plants operating reliably and at peak efficiency all the time, adapting to changes in demand patterns and input costs. We use real time information about the weather and power pricing to adjust our operations. We know second by second how our plants are performing. And we have process data stretching back over time with which we can compare current performance.
     The result is a stream of energy efficiency projects. As an example, in the US we have just finished investing $1.3 million to improve a 14,000 horsepower compressor at one of our sites in California. It took a year to plan and another year to implement the changes and the end result is a three per cent power saving. Saving power has important environmental benefits and, as carbon trading becomes an economic reality in many parts of the world, it can save money twice over. Our plant at Port Kembla in Australia calculates that its power savings this year equate to a reduction in greenhouse gas emissions of nearly 5,800 tonnes of carbon dioxide. The plant is one of many we have equipped with linear model predictive control (LMPC) as part of our global programme to optimise plant performance and it has been able to trade its carbon savings on the open market.
     It’s the same story in every part of our business — doing more with less — and ensuring that everything we do is done safely. It’s just that the figures look that much bigger when you work on the scale of Process Gas Solutions.

11 The BOC Group plc Annual review 2004

Around the world

HYDROGEN
A FUEL OF THE FUTURE THAT DELIVERS ENVIRONMENTAL BENEFITS TODAY

fuel

This bus is taking part in a trial. It and ones like it are on the streets of London, England and Perth, Australia carrying passengers for a living. But unlike other buses, it's virtually silent and its exhaust emission is water vapour, pure and simple, because it's a bus running on electricity from fuel cells driven by hydrogen.

The word is out that hydrogen could be the fuel of the future. Clean, efficient and plentiful, especially when derived from renewable resources, it is a strong candidate to succeed hydrocarbons later in the century. Right now, its most important role is in helping make the hydrocarbons we burn in our cars more environmentally-friendly by removing sulphur from oil as part of the refining process. Hydrogen also helps refiners extract more light products from barrels of heavier crude oil.

This year BOC has won contracts that will increase the amount of hydrogen we supply to the refining industry by a quarter. We already operate the southern hemisphere's largest hydrogen plant serving BP's refinery at Bulwer Island in Australia. We are now building one of the largest hydrogen plants in the US to supply BP and Sunoco refineries at Toledo in Ohio.

The role that hydrogen has to play in the future energy needs of the world still has to be worked through. As oil becomes less plentiful and more expensive the search intensifies for alternative fuels that combine oil's flexibility and availability. And hydrogen is a contender for the leading role.

12 The BOC Group plc Annual review 2004

Around the world

*
* The only emission from this bus is water vapour.

13 The BOC Group plc Annual review 2004

Around the world

INTELLIGENT
 How Marks & Spencer and Gist brought RFID to the retail world

Fast and efficient supply chains are essential for any retailer. When Marks & Spencer places an order on one of its food suppliers at 06.00 it normally expects the product to be on sale in its stores from 07.30 the following day. Gist manages the supply chain for most of M&S’ chilled and ambient food and all these products pass through its six distribution centres and out to M&S stores throughout the UK.

The trial of radio frequency identification, or RFID, started in 2003 at Gist’s Barnsley depot. In the world’s biggest RFID implementation project in the retail sector, M&S tagged 3.5 million of its food trays with microchips that can store information about the product in the tray — far more information than a traditional bar code could handle. The information can be read, changed and updated easily and allows M&S and its suppliers to follow the product all the way from factory to store. As the trays are wheeled past an RFID sensor the data are read, systems updated, and the operator is told where to position the trays ready for the next stage of delivery. It used to take 30 seconds or more to scan a stack of trays using hand-held bar code

14 The BOC Group plc Annual review 2004

Around the world

CHIPS LIKE THIS ARE ON MORE THAN 3.5 MILLION M&S FOOD TRAYS. THEY ARE MUCH QUICKER TO READ THAN A BAR CODE AND CAN BE REWRITTEN AND USED FOR MANY TRIPS. THEY SIGNIFICANTLY IMPROVE DELIVERY ACCURACY AND STOCK MANAGEMENT.

DELIVERY

readers; now it takes around five seconds. When RFID tagging is fully in use, Gist expects it will also reduce its vehicle turn-round time by up to a half, making more efficient use of its vehicles.
     The programme won RetailWeek magazine’s retail technology solution award this year and is expected to be fully implemented by early next year. When this is done the next stage of supply chain improvements will begin; trials have already identified other areas where RFID technology can bring benefits.

15 The BOC Group plc Annual review 2004

Around the world

Far left: BOC has a growing team in Shanghai, China.

Left: The new plant in Suzhou, China.

MOVING TO WORLD-SCALE

Developments in Asia continue to change the economic map of the world

16 The BOC Group plc Annual review 2004

Around the world

Left: Serving the Hsinchu science park in Taiwan.

For years Asia has been the growth region of the world. It suffered in the financial crisis of the late 1990s and has taken economic knocks recently from SARS and bird flu but, even so, over virtually any recent period you wish to choose it has delivered faster growth than other parts of the world. This is important to BOC because we started investing seriously in Asia at an early stage and we have consistently built our regional leadership.

Looking around Asia there are few countries where we are not number one or two, and in most we can claim leadership. China has drawn the growth spotlight onto itself recently but the very scale of what is being undertaken in China should not disguise the developments taking place in the region as a whole.

BOC Edwards is a core supplier to the top semiconductor manufacturers, and today you will find most of them building new 300mm wafer fabs in Asia. The traditional markets of Europe and the US remain important but again the message is that growth comes from the east. For Process Gas Solutions the US market will deliver many opportunities over the next few years, but it is in Asia, and particularly China, that the new world-scale developments are underway. The headquarters of Process Gas Solutions moved to Singapore two years ago and in Shanghai we are growing a talented and knowledgeable team able to deliver and manage the major projects we have already won.

BOC's future is built around all the countries in which it operates, with Asia taking a special role. Asia offers exciting growth opportunities. Asia offers new and challenging industries. And, most importantly, Asia offers talented people who will grow our business and make successful careers in BOC.

17 The BOC Group plc Annual review 2004

Around the world

THE BUILDING BLOCKS OF SUCCESS

Investing in the growth businesses of the future

BOC

Below: Japan Air Gases. BOC's joint venture with Air Liquide in Japan.

Main picture and above: BOC has grown its business in Canada through acquisition.

Above: Linde BOC Process Plants offers world-class technology.

18 The BOC Group plc Annual review 2004

Around the world

19 The BOC Group plc Annual review 2004

OPERATING REVIEW

BOC reports results on a statutory basis and in a form that isolates the impact of currency movements from year to year and eliminates the impact of exceptional or non-recurring items. BOC’s management believes this second approach will assist shareholders in comparing performance with previous periods. Where exceptional or non-recurring items are eliminated the results are referred to as ‘adjusted’.
     Turnover and operating profit details on each basis for each line of business and specialist business will be found in each section. The discussion of business performance that follows is based on figures adjusted for exceptional items and constant currency.

     Process Gas Solutions
     Process Gas Solutions achieved growth in both turnover and adjusted operating profit as industrial activity remained strong in most parts of the world. We delivered more to the metals industries in general and for iron and steel production in particular as it rose driven by demand from China. Increased activity in the chemicals and refining sector resulted in major project wins as the year drew to a close. We maintained our leading position in the food sector although market conditions varied around the world. The electronic packaging market continued to grow strongly in Asia, driving demand for liquid nitrogen as the industry continued to move to lead-free soldering. The rapidly rising cost of oil was, and will remain, a feature of the business environment as it feeds into increased power costs and higher natural gas prices.

	2004	Change on	Change on
Process Gas Solutions	£ million	previous year	previous year [1]

Turnover	1,275.2	+3%	+9%

Operating profit	189.5	+7%	+14%

Adjusted operating profit[2]	190.3	+3%	+10%

1. At constant currency.
2. Adjusted operating profit excludes exceptional items.

     Asia remains a focus for growth with China having attracted the most attention and the greatest levels of foreign direct investment. We brought on stream little new capacity in China this year but have four large air separation units and five on-site production units currently under construction to meet growing customer demand in key economic regions, such as Dalian, Tianjin, Taiyuan, Nanjing, Shanghai and the Pearl River delta. These new plants consolidate our position with a number of existing customers and establish us in important new industrial parks. The move of manufacturing from Taiwan to mainland China appears to have slowed and as a result our business in Taiwan saw increased adjusted operating profit with plants running at high levels of capacity. New argon and hydrogen capacity coming on stream in Korea contributed to improved performance there. General economic growth elsewhere in Asia, increased demand for steel from China and continued growth in electronics packaging supported our business activity in India, Malaysia, Singapore and the Philippines. Thailand experienced growth from petrochemical expansions while bird flu adversely affected the food industry there.
     In the US a new hydrogen plant serving the Citgo refinery in Illinois came on stream and several steel customers emerged from Chapter 11 bankruptcy protection, again supported by higher world prices for steel and increased demand from China. We won the contract to supply hydrogen to BP’s refinery in Toledo and this was followed shortly afterwards by a similar award from Sunoco. Our joint venture with Linde, building process plants in Oklahoma, has been an important factor in bidding successfully for business with US refiners. Our ‘premier beverage’ carbon dioxide service for carbonated drink producers continued to grow but competition intensified as additional volume entered the market from new carbon dioxide sources in the mid-west. Our water services business announced a major multi-year contract from a food manufacturer and has an extensive list of prospective industrial customers. In Latin America our new 400 tonnes-a-day plant entered production serving CST in Brazil, the world’s biggest producer of steel slabs for export.
     In 2003 our business in the UK saw some notable customers move production to lower cost environments. The trend was much reduced this year. Growth at Corus led to increased demand and we signed a 15 year deal to supply 30 per cent more oxygen, nitrogen and argon to its strip products plant at Port Talbot in Wales. Adjusted operating profit in the UK was helped by excellent plant performance and by continuing efficiency improvements. Polish production grew and a new operations centre was established to control our key plants in that country. Ireland, on the other hand, saw further customer closures in the year. Cryostar, our specialist business based in France, continued its good performance: it supplies a range of products for liquefied natural gas carriers and these ships are being built in greater numbers.

20 The BOC Group plc Annual review 2004

Operating review

     A growing economy, strong commodity prices for minerals and increased demand for steel were positive factors in Australia although continuing rationalisation and business closures driven by the high level of the Australian dollar moderated growth. The hydrogen fuel bus trial in Perth was successfully commissioned, following a similar project now underway in the UK.
     South Africa saw export manufacturing decline as the rand strengthened, with gold and platinum mines particularly affected, but in common with other parts of the world, steel production remained buoyant. Adjusted operating profit grew ahead of turnover largely due to active cost management.

     Industrial and Special Products
     Industrial and Special Products (ISP) performed well this year with improvements to the business in all parts of the world. Economic conditions were generally good, with South Africa being the notable exception as the mining and manufacturing sectors were affected by the strength of the rand. Elsewhere, the sale of our packaged gas business in the US left us with a smaller but potentially more profitable business. We also disposed of a small business in Turkey.
     The strength of ISP has traditionally been its ability to deliver well-targeted products and services to the diverse markets and economies in which it operates. In recent years we have overlaid strong global strategies onto this successful formula. Our key markets for industrial, medical, hospitality and special products and services now have global direction. World-class operating and commercial practice is now widespread, delivering higher levels of customer service and efficiency.

     In Europe both turnover and adjusted operating profit improved. The UK still faces a challenging manufacturing environment where high levels of customer service are of the greatest importance. Our customers tell us that they particularly value certain aspects of our service. We measure each of these and have continuous improvement programmes in place for all of them. While maintaining our position in the core UK market for industrial gases we grew our equipment business by rebranding and improving our network of retail outlets. In medical, we continue to benefit from further additions to our range of lightweight cylinders and improved service offerings to hospitals. Following our agreement last year with Hudson Technologies we deployed the first of their units in the UK, offering an environmentally-friendly service to our refrigeration customers. Our Sureflow business that serves pubs and clubs successfully integrated the new business it won last year in the UK and added an important win, Heineken, to its list of customers in Ireland. In Poland sales and adjusted operating profit increased in the first full year since we acquired Praxair Polska in January 2003.
     The Australian economy performed well last year and our business delivered a very strong performance, improving its position in each of its target segments. Sales and adjusted operating profit improved as a result, with the largest volume increases being seen in industrial and safety products. Oil and gas projects in Western Australia and on the north west shelf, and mineral projects in central Queensland were highlights. Customers increasingly use the Internet to do business with us and we are extending this capability to our agents through the introduction of PartnerNet. At the same time we have centralised all information processing in the UK, with the Internet again being used to pass real-time data back and forth across the world. New Zealand also had a good year backed by improving economic performance.

	2004	Change on	Change on
Industrial and Special Products	£ million	previous year	previous year [1]

Turnover	1,782.3	+2%	+3%

Operating profit	253.9	+7%	+5%

Adjusted operating profit[2]	269.5	+11%	+10%

1. At constant currency.
2. Adjusted operating profit excludes exceptional items.

21 The BOC Group plc Annual review 2004

Operating review

     In both Australia and South Africa our liquefied petroleum gas businesses had an excellent year. We have again demonstrated our improved ability to respond rapidly to volatile raw material prices, which are often related to the price of oil, while continuing to grow volumes in both countries. The industrial market in South Africa saw reduced production in the early part of the year owing to the strong rand but activity levels rose later in the year. Overall, both turnover and adjusted operating profit improved, the latter helped by operating and overhead efficiencies. Afrox continues to respond to its social and economic environment with a seven-point black economic empowerment strategy and it has won notable awards in South Africa for its governance approach, including being named best-governed company by Deloitte & Touche.
     In the Americas, the divestment of our US packaged gas business was completed at the end of July and as a result turnover for the year declined. However, adjusted operating profit improved. Canada benefited from underlying improvements in performance as well as a full year of trading following our acquisition of Air Products’ packaged gas business. In Latin America, Venezuela produced a notable performance, improving turnover and adjusted operating profit despite political unrest, and the continued roll-out of global product and efficiency programmes contributed to growth throughout the region.
     In Asia, our joint venture Japan Air Gases performed well and delivered expected synergies ahead of time. Taiwan saw strong growth and TIG, our business in Thailand, performed well. Elsewhere, Hong Kong continues to see manufacturing move to China while bird flu generally had the effect of dampening economic growth.

     BOC Edwards
     The improvement in BOC Edwards’ most important market, the semiconductor industry, led to order intake growth from the start of the year. This fed through into higher sales from the second quarter onwards. Sales of chemical management equipment for new 300mm semiconductor fabs and for fab expansions increased, helped by the introduction of the LiquiSys flow control product line. Kachina saw higher sales of its value-added services that reduce its customers’ cost of ownership. Our nitrogen trifluoride plant in South Africa increased both production and sales.
     Together with Gist, BOC Edwards won a major gas and chemical supply chain services contract from a leading semiconductor manufacturer, which is a major shift in the industry’s approach to supply chain management.
     The liquid crystal display (LCD) industry, producing flat panel display products for a variety of uses, sustained its recent growth. This generated increased sales of vacuum products throughout Asia as well as higher gases sales to plants in Taiwan backed by multiple new gases contracts. On-site fluorine generators have been installed with a number of LCD and semiconductor manufacturers, the most comprehensive installation being at LG Philips’ sixth generation flat panel manufacturing facility in Korea.
     The Japanese market was buoyant. BOC Edwards sells vacuum and other semiconductor equipment directly into this market while gases sales are made through our Japan Air Gases joint venture with Air Liquide. We strengthened our position in China with leading semiconductor and LCD manufacturers, including winning the vacuum and exhaust business for the first 300mm wafer fab to be built in China. There was a similar market improvement in Taiwan for equipment and materials. At the Hsinchu science park we invested in three new plants, expanding our gas supply and pipeline network to serve new 300mm foundry and LCD customers. Equipment sales in Korea developed well.
     Our pharmaceutical systems business had a good year. It saw increased demand for its large, complex freeze drying and loading systems. Some general vacuum markets improved, notably scientific instruments, but others in industrial sectors such as aerospace metallurgy remained depressed.
     New vacuum product development included a range of pumps for the forthcoming generation-7 LCD plants; pumps for semiconductor applications that are smaller, use less power and have better monitoring, sensing and control capability; and new turbo and scroll pumps for the general vacuum market. New slurry delivery and copper abatement systems, a new wet scrubber and additional exhaust products were added to the range.

	2004	Change on	Change on
BOC Edwards	£ million	previous year	previous year [1]

Turnover	816.5	+19%	+27%

Operating profit	46.8	+492%	+588%

Adjusted operating profit[2]	47.8	+158%	+181%

1. At constant currency.
2. Adjusted operating profit excludes exceptional items.

22 The BOC Group plc Annual review 2004

Operating review

	2004	Change on	Change on
Afrox hospitals	£ million	previous year	previous year [1]

Turnover	432.1	+22%	+9%

Operating profit	59.8	+30%	+16%

Adjusted operating profit[2]	59.8	+30%	+16%

1. At constant currency.
2. Adjusted operating profit excludes exceptional items.

     Afrox hospitals
     In contrast with recent years, new acquisitions contributed little to Afrox hospitals’ increased turnover. We increased our shareholding in Wilgeheuwel hospital during the year and had a small benefit from annualised acquisitions made last year while also disposing of three less productive units. The largest impact on turnover came from well managed changes to the pricing regime first introduced in 2003. In response to legislation and discussions with medical insurance agencies the business has negotiated daily charges and increasingly uses a risk-sharing model for medical and surgical interventions. Adjusted operating profit benefited as increased turnover was managed with no addition to the overhead structure.
     Afrox hospitals has a management contract supporting the UK’s national health service in two projects at Bassetlaw and Ilkeston. Some 40 South African doctors and nurses enjoy short-term career development in the UK while their pensions and medical aid programmes are maintained in South Africa for when they return after their secondment. Every year Afrox hospitals trains some 700 nurses and the programme in the UK offers an attractive alternative to the permanent loss of qualified staff overseas.
     For most of the year the business has been subject to an agreed acquisition by a group led by two major black economic empowerment investment groups in South Africa. This process has been extended by the competition authorities. In the meantime the business continues to perform well.

     Gist
     Year on year growth from existing customers, together with new business wins, enabled us to offset the revenue lost last year following the termination of Marks & Spencer’s general merchandise business. Among the business wins was the Dutch flower producer Intergreen, for which we now transport horticultural products between the Netherlands and the UK, and John Rannoch Foods, one of Marks & Spencer’s major poultry suppliers. Through Intergreen we have added two new locations to the Gist operational network.
     Gist manages the supply chain for Marks & Spencer’s chilled and ambient food and, to meet growing demand, invested over £9 million in a new 100,000 square foot refrigeration facility at Faversham in Kent. It also manages the warehouse and distribution operations for Budgens, the UK convenience store group, and order fulfilment for Ocado, the on-line grocery shopping company.
     In 2003 a long, hot summer produced a big increase in the demand for beer and Gist responded by delivering record volumes for its brewing customers. This year Carlsberg UK, one of the UK’s biggest brewers, saw peaks of activity linked to two sporting events — Euro 2004 and the Olympics — and again the flexibility of Gist’s supply chain solution enabled it to respond.

	2004	Change on	Change on
Gist	£ million	previous year	previous year [1]

Turnover	293.2	no change	+1%

Operating profit	25.1	-14%	-14%

Adjusted operating profit[2]	25.1	-14%	-14%

1. At constant currency.
2. Adjusted operating profit excludes exceptional items.

23 The BOC Group plc Annual review 2004

CORPORATE RESPONSIBILITY

Our modern world would not work without industrial gases. But playing an essential role in the economic life of some 50 countries is not the only standard by which a company like BOC measures itself. We take seriously our responsibilities to all those who have a stake in our business — our customers, our shareholders, our employees, our suppliers and all those who live and work in the communities where we are active — and we measure our impact upon them.

     Until this year we measured ourselves mainly against a series of internal benchmarks. They gave us an understanding of how we were doing but were not ideal for reporting our performance externally. In 2004 we decided to take part in Business in the Community’s corporate responsibility index having for a number of years taken part in the same organisation’s environmental performance survey. This comprehensive and independent analysis allowed us to compare ourselves with 139 other UK companies, including 56 from the FTSE100. BOC came 25th with a score of 91.7 per cent. The completed questionnaire we submitted for assessment, all 96 pages of it, is available and can be viewed with a wealth of other information in the corporate responsibility section of our website, boc.com. As a sign of the general regard for our performance in this area BOC was voted Britain’s most admired company for community and environmental responsibility in a poll conducted by Management Today magazine.

     An organisation can be vulnerable if it does not manage its social, environmental and ethical risks, which is why in BOC we manage these risks in the same way as we do all other aspects of our business. We make clear to all our employees what is expected of them. Our Code of Conduct has been in place for over a year, we have trained all our employees on its contents and we ensure that all new recruits receive a full briefing.
     We continue to expand our IMSS system that holds electronic copies of all our reference material, manuals, procedures and standards. Teams of experts have assembled our global knowledge covering every aspect of our operations and it is all available on IMSS. There is also a function called Traccess that lists which chapters of information each employee must know to do his or her job safely and shows graphically whether it has been successfully assimilated.
     Our internal standards are based on external commitments. BOC has signed the UN’s Global Compact that outlines nine principles supporting human rights, labour and the environment. These are embedded in our Code of Conduct. This year the UN introduced a tenth principle against corruption. We played a full part in the consultation process leading up to the adoption of this principle, which is also embedded in our code. If employees have concerns related to the likes of legal compliance, ethical conduct or adherence to our Code of Conduct we encourage them to raise them, with most issues being reported through line managers. But we also have a free confidential helpline to handle employees’ questions or concerns. It is available at any time and is managed by an external agency.
     Because we operate in a potentially hazardous industry our priority has consistently been the safety of our employees and all those with whom we work. Safety is always the first item on the agenda of the executive management board. While we continue to track lagging indicators of our safety performance, notably the number of lost time injuries, medical treatment cases, and passenger car and truck accidents, we are moving towards measuring a set of predictive or leading indicators such as how quickly investigation reports are finished, the effectiveness of our training, and how long it takes to complete corrective actions. This year we launched Safety in BOC following a detailed independent audit of our safety processes around the world. Our objective is very clear — at BOC we don’t want anyone to get hurt — and we are concentrating on making safety an integral part of everyone’s behaviour. The message is that safety must be 100 per cent of our behaviour, 100 per cent of the time.

24 The BOC Group plc Annual review 2004

Corporate responsibility

     In a communications survey conducted with 4,000 BOC employees this year the two issues they identified as being most important for them were safety and the Code of Conduct. In response to a further question, they rated their satisfaction with the way information on these issues was communicated to them higher than any of the other topics we measured.
     BOC-developed technologies and products make important environmental contributions, whether they are reducing harmful emissions from combustion processes or dealing with the waste streams from a range of manufacturing processes. This year BOC and the Cardiff Harbour Authority in the UK won the IChemE’s ABB-sponsored environment award for the Harbour Four oxygenation barge which ensures oxygen levels are maintained in Cardiff Bay during dry spells or periods of high temperatures. The environmental impact of our own operations is constantly monitored and continuous efforts are made to improve our performance. We collect environmental data on-line from around 550 of our industrial sites. Energy, particularly electricity, is one of our major costs and also a major environmental factor for us. We continue to apply new technologies to our air separation plants to improve energy consumption and thus reduce associated carbon dioxide emissions.

“BOC INTENDS TO CONTINUE TO FULFIL ITS WIDER RESPONSIBILITIES IN ALL THE SOCIETIES AND CULTURES WHERE IT OPERATES”

     We also make an environmental contribution through the BOC Foundation for the Environment, which was established in 1990 with initial funds of £1 million and has since supported some 120 projects. Concentrating on scientific ideas to improve air or water quality, it helps take these to the stage where they can be practically demonstrated and widely adopted.
     This year in the UK we re-launched our joint-giving scheme where we match the charitable donations of employees. We have similar schemes in other parts of the world supporting charitable and community projects. We also made our third annual BOC emerging artist award, worth £20,000 to the winner, to help launch a young artist on a successful career. During the year we hosted exhibitions of the work of the winner and the short-listed finalists in the atrium of the Group’s headquarters at Windlesham.
     Educating the scientists and engineers of the future is important for society generally and particularly for BOC as an employer that seeks highly qualified staff. We are continuing to build our education website as part of boc.com. There teachers and students can learn the properties and uses of gases and view videos of experiments undertaken by our employees who visit schools as members of the Science Ambassadors scheme.
     BOC is a successful business and it understands the responsibilities that accompany this success. BOC intends to continue to fulfil its wider responsibilities in all the societies and cultures where it operates.

Far left: BOC oxygenation technology is used to maintain the environment of Cardiff Bay. Left: Mauro Bonacina won the 2004 BOC Emerging Artist Award.

25 The BOC Group plc Annual review 2004

BOARD OF DIRECTORS

Rob Margetts cbeno (01)
58, chairman.
Appointed chairman in January 2002. He is chairman of Legal & General Group plc, a non-executive director of Anglo American plc and chairman of the Natural Environment Research Council. Previously he was with ICI PLC for 31 years, becoming a main board director in 1992 and vice chairman in 1998. He is a fellow of both the Royal Academy of Engineering and the Institution of Chemical Engineers.

Tony Isaac noÜð (02)
62, chief executive.
Appointed an executive director in October 1994 and became chief executive in May 2000. He was previously finance director of Arjo Wiggins Appleton plc, which he joined shortly before the demerger from BAT Industries p.l.c. in 1990. Prior to that he had been finance director of GEC Plessey Telecommunications Ltd since its formation in 1988. He is a non-executive director of International Power plc and Schlumberger Ltd.

Julie Baddeley l¡no (03)
53, non-executive director.
Appointed in May 2001. She was an executive director of Woolwich plc until October 2000, responsible for e-commerce, information technology and human resources, and was previously head of change management for Maritime Region, Accenture. She is a non-executive director of the Yorkshire Building Society, the Government Pensions Group and director of four venture capital trusts. She is also an Associate Fellow of Templeton College, Oxford and a Companion of the Institute of Management. She has an MA honours degree in zoology from Oxford University.

John Bevan Üð (04)
47, chief executive, Process Gas Solutions.
Appointed an executive director in December 2002. He joined BOC in 1978 as a graduate in the Australian gases business and has held various positions in general management in Australia, Korea, Thailand and the UK. He was formerly chief executive Asia. He has a degree in commerce (marketing) from the University of New South Wales.

Andrew Bonfield l¡n (05)
42, non-executive director.
Appointed in July 2003. He is senior vice-president and chief financial officer of Bristol-Myers Squibb Company. He qualified as a chartered accountant in South Africa, working for Price Waterhouse, before joining SmithKline Beecham in 1990 and rising to become chief financial officer in 1999. He joined BG Group plc in 2001 as executive director, finance, before assuming his current role at Bristol-Myers Squibb Company in September 2002.

Guy Dawson l¡no (06)
51, non-executive director.
Appointed in March 2004. He was chairman of European investment banking at Merrill Lynch until 2003. Before joining Merrill Lynch in 1995 he held senior positions in Morgan Grenfell and Deutsche Bank. He is a partner in Tricorn, an independent corporate advisory business that he co-founded in 2003, and he is also a non-executive director of Boots Group PLC.

26 The BOC Group plc Annual review 2004

Board of directors

René Médori oÜð (07)
47, group finance director.
Appointed an executive director in July 2000. He joined BOC in 1987 and has held several finance appointments in the Group. He was appointed finance director of BOC’s gases business in the Americas in 1997. Before joining BOC, he worked for Accenture and Schlumberger Ltd. He is a non-executive director of Scottish & Southern Energy plc. He is a finance graduate of the Université de Paris-Dauphine and has a doctorate degree in economics.

Matthew Miau l¡n (08)
58, non-executive director.
Appointed in January 2002. He is chairman of MiTAC-Synnex Group, one of Taiwan’s leading high-tech industrial groups. He is also a Convenor of Civil Advisory Committee of National Information and Communications Initiatives (NICI) and on the Board of Directors of the Institute for Information Industry (III),Taiwan. He obtained a BS in electronic engineering and computer science from U.C. Berkeley, an MBA from Santa Clara University and holds an honorary doctorate degree from the National Chiao Tung University, Taiwan.

Iain Napier l¡n (09)
55, non-executive director.
Appointed in May 2004. He is chief executive of Taylor Woodrow plc and a non-executive director of Imperial Tobacco Group PLC. Previously, he was chief executive of Bass Brewers, a director of Bass plc and a member of the executive management committee of Interbrew SA.

Sir Christopher O’Donnell l¡n (10)
58, non-executive director.
Appointed in March 2001. He is chief executive of Smith & Nephew plc. Previously he held senior positions with Davy Ashmore, Vickers Limited and C R Bard Inc. He has an honours degree in mechanical engineering from Imperial College, London and an MBA from the London Business School. He is a chartered engineer and a member of the Institution of Mechanical Engineers.

Anne Quinn cbel¡n (11)
53, non-executive director.
Appointed in May 2004. She is group vice president of BP’s gas, power and renewables business. Previously she was managing director of BP Gas Marketing Ltd, managing director of Alliance Gas Ltd and an executive with Standard Oil of Ohio. She serves on the President’s Advisory Committee to the Sloan School, Massachusetts Institute of Technology.

Dr ‘Raj’ Rajagopal Üð (12)
51, chief executive, BOC Edwards.
Appointed an executive director in July 2000. He joined BOC in 1981 and has held several positions in BOC Edwards including manufacturing systems manager, director of manufacturing and managing director, being appointed chief executive in 1998. He was appointed a non-executive director of FSI International Inc in January 2001 and in June 2004 he joined the board of the business support organisation, Sussex Enterprise. He was appointed to The Council of Science and Technology in March 2004. He is a Fellow of the Royal Academy of Engineers as well as the Institution of Mechanical Engineers, the Institution of Electrical Engineers and the Chartered Management Institute. He has an MSc in manufacturing technology and a PhD in mechanical engineering both from Manchester University and an honorary degree from Cranfield University received in May 2004. He was awarded the Sir Eric Mensforth Manufacturing Gold Medal in March 2003.

John Walsh Üð (13)
49, chief executive, Industrial and Special Products.
Appointed an executive director in July 2001. He was previously president, Process Gas Solutions, north America. He joined BOC in 1986 as vice president, special gases and has held various senior management positions in the Group, including president, BOC Process Plants. He has a BA in economics from Harvard College and an MBA from Harvard Business School.

Board committees l Audit committee ¡ Remuneration committee n Nomination committee o Pensions committee Ü Executive management board ð Investment committee

27 The BOC Group plc Annual review 2004

EXECUTIVE MANAGEMENT BOARD

John Bevan (01)
47, chief executive, Process Gas Solutions since January 2003.
Appointed to the executive management board in June 2000. See page 26 for biographical details.

Nick Deeming (02)
50, group legal director and company secretary since May 2001.
Appointed to the executive management board in May 2001. He has over 17 years in-house counsel experience, including Schlumberger SEMA and Axa PPP Healthcare, specialising in corporate and commercial law. He has a degree in law from Guildhall University, an MBA from Cranfield University and qualified as a solicitor in 1980.

Stephen Dempsey (03)
53, group director, corporate relations since February 1999.
Appointed to the executive management board in October 1999. He joined BOC in 1990 as director of marketing services for the UK gases business and has held various communications roles in the Group. He has an MA in geography from Oxford University and an MBA from Cranfield University.

Peter Dew (04)
44, group director, information management since February 1998.
Appointed to the executive management board in October 1999. He joined BOC in 1986. He has held information technology roles in the Group’s businesses in South Africa, the UK and most recently as information management director for the Group’s businesses in Asia/Pacific.

Tony Isaac (05)
62, chief executive since May 2000.
Appointed to the executive management board in July 1996. See page 26 for biographical details.

Rob Lourey (06)
47, group human resources director since June 2000.
Appointed to the executive management board in June 2000. He joined BOC in Australia in 1996 and most recently was human resources director for Asia/Pacific. Since October 2003 he has been a non-executive director of Michael Page International PLC. He has a bachelor of business degree in personnel management.

Kent Masters (07)
43, president, Process Gas Solutions, north America, since July 2001.
Appointed to the executive management board in December 2002. He joined BOC in 1985 and has held positions of increasing responsibility in engineering, marketing and general management, most recently, president, BOC Process Plants. He holds an engineering degree from Georgia Institute of Technology and an MBA from New York University.

René Médori (08)
47, group finance director since June 2000.
Appointed to the executive management board in June 2000. See page 27 for biographical details.

Mark Nichols (09)
47, group director, business development since January 2004.
Appointed to the executive management board in January 2004. He joined BOC in February 1988 and held senior financial roles in the UK and US before moving into general management, most recently as managing director, Industrial and Special Products, East Asia. Before joining BOC he worked for Total Oil and Merck. He is a Fellow of the Association of Chartered Certified Accountants.

Dr ‘Raj’ Rajagopal (10)
51, chief executive, BOC Edwards since June 1998.
Appointed to the executive management board in July 1996. See page 27 for biographical details.

John Walsh (11)
49, chief executive, Industrial and Special Products since June 2001.
Appointed to the executive management board in June 2000. See page 27 for biographical details.

28 The BOC Group plc Annual review 2004

SUMMARY FINANCIAL STATEMENTS

THE FOLLOWING PAGES CONTAIN SUMMARY FINANCIAL STATEMENTS FOR THE BOC GROUP plc FOR THE YEAR. ALL OF THE INFORMATION HAS BEEN EXTRACTED FROM THE FULL REPORT AND ACCOUNTS. THESE SUMMARY FINANCIAL STATEMENTS BY DEFINITION DO NOT PRESENT THE DETAIL THAT IS INCLUDED IN THE FULL REPORT AND ACCOUNTS AND WHICH WOULD PERMIT A COMPREHENSIVE ANALYSIS OF THE GROUP’S PERFORMANCE. REGISTERED SHAREHOLDERS CAN OBTAIN A COPY OF THE FULL REPORT AND ACCOUNTS FREE OF CHARGE OR CHOOSE TO RECEIVE IT IN FUTURE YEARS BY WRITING TO LLOYDS TSB REGISTRARS AT THE ADDRESS ON PAGE 40.

CONTENTS
30	Report of the directors
31	Independent auditors’ statement
32	Directors’ remuneration
35	Group profit and loss account
36	Group balance sheet
37	Group cash flow statement
37	Reconciliation of net cash flow to movement in net debt
38	Notes to the financial statements
40	Shareholder information

29 The BOC Group plc Annual review 2004

REPORT OF THE DIRECTORS

The summary financial statements comprise the profit and loss account, balance sheet, cash flow statement and notes to the financial statements. Together they show the financial performance of the Group in 2004 and trends over a three-year period. A report on directors’ remuneration is also included.

Business review
A review of the Group’s business activities and their performance can be found on pages 20 to 23. The report of the directors deals with other issues that the board and management regard as important to the conduct of the company’s affairs.

Employment policies
BOC’s employment policies are designed to underpin the Group’s operating requirements and growth strategies. Where practicable, policies are adapted to meet local requirements.

Communication and involvement BOC places a high priority on communicating with its people and has invested in web-based communications technology to convey consistent and coherent messages to employees around the world.

Resourcing, training and development Programmes are designed to ensure that the Group has a pool of well-qualified, gifted individuals able to meet both its day-to-day operational needs and its plans for the future.

Reward and recognition Reward and recognition programmes are designed to endorse outstanding individual and team performance.

Retirement benefit plans BOC fully supports its people’s efforts to provide for their retirement and provides a range of opportunities for them to participate in programmes tailored to suit local conditions.

Employee share schemes Employees are encouraged to share the financial benefits of the Group’s success through a number of option and incentive schemes.

Diversity BOC values the diversity of its workforce and is committed to maintaining a workplace free from discrimination for reasons of race, creed, culture, nationality, gender, sexual orientation or marital status.

Safety, health and environment
BOC operates in a hazardous industry and the safety of all those associated with our business is our highest priority. Hazards encountered by our employees include flammable and toxic gases and operations involving high pressures and extreme temperatures. The movement of product is central to all our businesses, involving exposure to hazards associated with driving, distribution and service operations. The Group has traditionally measured its safety performance against a set of reactive or lagging indicators, such as lost workday cases, and has additionally recently introduced a set of predictive, or leading, indicators.
     BOC has an on-line environmental survey gathering data from all its sites as part of a comprehensive environmental programme. BOC aims to minimise the environmental impact from its sites and to comply fully with all material environmental laws and regulations. BOC also contributes a variety of products and technologies to meet the environmental needs of its customers.

Supplier payment policy
The Group applies a policy of agreeing and clearly communicating the terms of payment as part of the commercial arrangements negotiated with suppliers and then paying according to those terms. In addition, the UK-based businesses have committed to the ‘Better Payment Practice Code’.

Corporate donations
The Group made donations of £840,000, of which £288,000 went to UK-registered charities. £310,000 was used to support The BOC Foundation for the Environment. As in previous years, no political donations were made in the European Union.

Dividends
Two dividends were paid in 2004. A first interim dividend of 15.5p per share was paid in February and a second interim dividend of 24.5p per share was paid in August. A first interim dividend of 15.9p per share has been declared for payment on 1 February 2005 and participation in the dividend reinvestment plan will be available to shareholders whose applications have been received by Lloyds TSB Registrars by 11 January 2005.

Corporate governance
The BOC Group is committed to business integrity, high ethical values and professionalism in all its activities. As an essential part of this commitment, the board supports the highest standards of corporate governance.
     The board has applied the principles contained in Section 1 of the Combined Code on Corporate Governance appended to the UK Listing Authority Listing Rules and has complied throughout the year with the provisions set out therein as they applied to the company.
     In 2003 the Combined Code on Corporate Governance was revised with the new code taking effect for reporting years beginning on or after 1 November 2003. Although BOC is not required to report on how it has applied the principles of the revised code until 2005, the company has a strict policy of reviewing its corporate governance procedures and has implemented changes as considered appropriate such that at this time BOC is substantially in compliance with the provisions of the new code.
     In November 2003, the SEC approved changes to the listing standards of the New York Stock Exchange (NYSE) related to the corporate governance practices of listed companies. BOC, as a foreign private issuer with American Depositary Shares listed on the NYSE, is required to comply with certain of these rules and must disclose any significant ways in which its corporate governance practices differ from those followed by US domestic companies under the NYSE listing standards. At this time, BOC does not believe that there are any significant differences in the corporate governance practices followed by the company, as compared to those followed by US domestic companies, except that the membership of the nomination committee is not composed entirely of independent non-executive directors. The membership of the nomination committee is however in line with the Combined Code on Corporate Governance, which permits membership of this committee to be composed of a majority of independent non-executive directors.

Risk management and internal control The board of directors has overall responsibility for the Group’s system of risk management and internal controls.
     The BOC risk management programme assists management throughout the Group to identify, assess and mitigate business risk. During 2004 approximately 100 risk workshops or reviews have been conducted. The output from each assessment is a set of prioritised risks with associated action plans. A report to the board is made twice a year of the key risks facing the Group and actions to manage these key risks.
     The directors have delegated to executive management the establishment and implementation of a system of internal controls. The internal control system is monitored and supported by an internal audit function that operates on a global basis and reports its results to management and the audit committee of the board. The system is rigorous and designed to ensure that directors maintain full and effective control over all significant strategic, financial, organisational and compliance issues.
     Having reviewed its effectiveness, the directors are not aware of anything in the Group’s system of internal controls during the period covered by this report which would render them ineffective.

The board and committees A complete list of the company’s directors, with their biographies, photographs, and board committee memberships can be found on pages 26 and 27. A summary and explanation of their remuneration is given on pages 32 to 34.

30 The BOC Group plc Annual review 2004

Report of the directors

Board committees
Audit committee The audit committee meets four times a year, the agendas being organised around the company’s financial reporting cycle. Time is set aside at one of these meetings for the committee to meet with the internal and the external auditors separately without the executive management present. The committee reviews the effectiveness of internal controls, matters raised by the internal and external auditors in their regular reports to the committee and the quarterly financial statements prior to their release as well as the arrangements by which staff of the Group may, in confidence, raise concerns. The committee also ensures that an appropriate relationship between BOC and the external auditors is maintained and reviews the policies and procedures in place to ensure the independence and objectivity of the audit. The committee comprises only independent non-executive directors and is chaired by Sir Christopher O’Donnell.

Nomination committee The nomination committee meets periodically as required but at least annually. During 2004 the committee met six times. The committee primarily monitors the composition and balance of the board and its committees and identifies and recommends to the board the appointment of new directors. The committee also keeps under review the board committee structure and composition and makes recommendations to the board of any changes considered necessary. All independent non-executive directors, the chairman and the chief executive serve as members of this committee. The committee is chaired by Rob Margetts. Whilst the chairman of the board chairs this committee he is not permitted to chair meetings when the appointment of his successor is being reviewed.

Remuneration committee The remuneration committee meets six times a year. The committee recommends to the board the policy on executive directors’ remuneration and the specific remuneration, benefits and terms of employment of each executive director. The committee comprises only independent non-executive directors and is chaired by Julie Baddeley.

Pensions committee The pensions committee meets twice a year and oversees the review of governance and control procedures applying to all employee retirement benefit plans and reviews and makes recommendations on the investment policies and strategies applied to the Group’s retirement benefit plans. The committee comprises two independent non-executive directors, the chairman, chief executive and Group finance director. The committee is chaired by Julie Baddeley.

Executive management board The executive management board meets regularly having primary authority for the day-to-day management of the Group’s operations and policy implementation pursuant to the Group’s strategy agreed by the board. The committee comprises the chief executive, the other executive directors and certain senior managers and is chaired by Tony Isaac. Further details are given on page 28.

Investment committee The investment committee meets regularly and reviews and approves Group commitments up to £25 million as delegated by the board. Group commitments over £25 million are presented to the board for approval on recommendation from the committee. The committee comprises the chief executive, the other executive directors and certain senior managers and is chaired by Tony Isaac.

Auditors
The auditors’ report on the full financial statements was unqualified and did not contain any statement concerning accounting records or failure to obtain necessary information or explanations.

By order of the board

Nick Deeming
Company Secretary
22 November 2004

INDEPENDENT AUDITORS’ STATEMENT
To the members of The BOC Group plc

We have examined the summary financial statement of The BOC Group plc and the amounts disclosed relating to directors’ remuneration in the directors’ remuneration statement.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the annual review and summary financial statements in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the annual review and summary financial statements with the annual financial statements, the directors’ report and the directors’ remuneration report and its compliance with the relevant requirements of Section 251 of the United Kingdom Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the annual review and summary financial statements and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.
     This statement, including the opinion, has been prepared for and only for the company’s members as a body in accordance with Section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6, ‘The auditors’ statement on the summary financial statement’ issued by the Auditing Practices Board for use in the United Kingdom.

Opinion
In our opinion the summary financial statement is consistent with the annual financial statements, the directors’ report and the directors’ remuneration report of The BOC Group plc for the year ended 30 September 2004 and complies with the applicable requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
22 November 2004

Notes:
a.	The maintenance and integrity of the company’s website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.
b.	Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

31 The BOC Group plc Annual review 2004

DIRECTORS’ REMUNERATION

The report below is a summary of the directors’ remuneration report. The full report setting out the composition of the remuneration committee, the remuneration policy, together with full details of the directors’ emoluments, pensions, share options and shareholdings, is contained within the report and accounts 2004 on pages 64 to 75. Copies of the full directors’ remuneration report can be obtained, free of charge, from BOC or may be viewed on, or downloaded from, BOC’s website, www.boc.com

The remuneration committee
The remuneration committee comprises all the independent non-executive directors. It sets the overall remuneration policy of the Group and makes recommendations to the board on the framework of executive remuneration. It meets six times a year. Specifically, the remuneration committee determines, on behalf of the board, the detailed terms of service of the executive directors and other members of the executive management team including basic salary, performance-related bonus arrangements, benefits in kind, long-term incentives and pension benefits. The remuneration committee also reviews the remuneration of the chairman, following a recommendation from the chief executive and the senior independent director. The board as a whole determines the non-executive directors’ fees.

Non-executive directors
Non-executive directors are initially appointed for a three year term after which, whilst not automatic, their appointment may be extended for a second term subject to mutual agreement and shareholder approval. The fees are set at a level which will attract individuals with the necessary experience and ability to make a significant contribution to The BOC Group’s affairs and are benchmarked with those fees paid by other UK listed companies. The non-executive directors do not have contracts of service nor do they participate in the Group’s variable compensation arrangements, its long-term incentive arrangements or its pension arrangements, nor do they receive any benefits in kind.

Remuneration policy
BOC’s remuneration policy for executive directors and other executive management is designed to attract and retain executives of the highest calibre so that the Group is managed successfully to the benefit of its stakeholders. In setting remuneration levels the remuneration committee takes into account the remuneration practices found in other UK listed companies of similar size, internationality and complexity. The policy is to pay salaries and total remuneration around mid-market levels for on target performance and to provide the opportunity, via annual and long-term incentives, for executives to be rewarded at the 75th percentile if this is justified by the achievement of top of the range performance goals. It is the view of the remuneration committee that performance-related remuneration should form a substantial element of total remuneration. Based on assumptions about expected values for awards from the Long-Term Incentive Plan (LTIP) and Executive Share Option Scheme (ESOS), the proportion of performance-related remuneration to fixed remuneration (excluding pensions and benefits in kind) for current arrangements is approximately 60 per cent.

Remuneration components

Basic salary Salaries for executive directors and executive management board members are based on median market rates drawn from market data provided by Towers Perrin and take account of an executive’s experience, responsibilities and performance. Performance is assessed both from an individual and business perspective. Executive salaries are reviewed annually by the remuneration committee. Remuneration for those executives of businesses outside the UK is denominated in the local currency.

Variable compensation plan (VCP) The executive directors and senior management participate in the variable compensation bonus plan. The plan focuses on annual objectives and links individual performance with business plans. The financial targets for the executive directors and other executive management board members are set on an annual basis by the remuneration committee and performance against these targets is reviewed by the remuneration committee on a six monthly basis. The remuneration committee considers that a six monthly review acts as a significant incentive and is conducive to sustaining performance throughout the year. The financial targets are based equally on adjusted earnings per share (EPS) and adjusted return on capital employed (ROCE) at Group level. Adjusted means excluding exceptional items. Bonuses are assessed two-thirds on these financial targets with the remaining third based on personal objectives. These are based on BOC’s strategic priorities and include safety, growth, people and change management and productivity. Performance is measured against key performance indicators determined during formal appraisals. There is a threshold performance level below which no bonus is paid. For 2004 the financial targets set by the remuneration committee were EPS 56.2p and ROCE 13.3 per cent and the achievement against these targets was EPS 63.2p and ROCE 15.4 per cent. The remuneration committee agreed that the maximum bonus payable would be 100 per cent of salary.

Long-Term Incentive Plan (LTIP) Executive directors, members of the executive management board and a number of other key executives selected from the company’s global operations participate in the LTIP. The remuneration committee has the discretion to grant awards up to a maximum of two times salary. The award made in February 2004 to the chief executive was based on 1.9 times salary and for other board directors 1.5 times salary. There are three performance conditions: total shareholder return (TSR), adjusted earnings per share (EPS) and adjusted return on capital employed (ROCE). Up to one-third of the award could vest in respect of each performance condition.
     The TSR performance condition compares BOC’s TSR performance with two separate comparator groups, a UK comparator group comprising 31 industrial and manufacturing companies and a global industrial gases group of six leading companies as follows:

UK group

Aggregate Industries AMEC Anglo American AWG BAE Systems BG Group BHP Billiton BP BPB Centrica Corus Group FKI	Hanson IMI ICI International Power Invensys Johnson Matthey Kelda Group National Grid Transco Pilkington Rio Tinto RMC Group	Rolls-Royce Scottish & Southern Energy Scottish Power Severn Trent Shell Transport & Trading Smiths Group Tomkins United Utilities

Global gases group

Airgas Air Liquide Air Products & Chemicals Linde Nippon Sanso Praxair	(US — S&P 500 Index) (France — CAC 40 Index) (US — S&P 500 Index) (Germany — DAX 30 Index) (Japan — NIKKEI 225 Index) (US — S&P 500 Index)

When determining BOC’s performance relative to the global gases group, the TSR for BOC and the comparator companies will be adjusted (adjusted TSR) so that it reflects the excess (or shortfall) in returns relative to the local stockmarket index where each company has its primary listing. The nationality and the local stockmarket index that will be used to calculate the adjusted TSR for each company is shown in the parentheses.

32 The BOC Group plc Annual review 2004

Directors’ remuneration

For the award made in February 2004 which will vest in February 2007 the target set by the remuneration committee is such that if the company’s TSR position measured over a three year period is median in respect of both comparator groups, then 40 per cent of the shares in respect of the TSR part of the award will vest. If the company’s TSR position is upper quartile all of the shares in respect of the TSR part of the award will vest. If the TSR performance is between the median and upper quartile a proportion of between 40 per cent and all of the shares in respect of the TSR part of the award will vest. If the company’s TSR position is below the median for both comparator groups the TSR part of the award will lapse. The same TSR performance criteria was used for the award made in February 2003.
     The adjusted EPS performance condition is based on the company’s EPS relative to three year targets on a sliding performance scale. For the award made in February 2004 which will vest in February 2007 the target set by the remuneration committee is 60.3p at the end of the three year performance period for minimum vesting. If this is achieved 40 per cent of the shares in respect of the EPS part of the award will vest. All of the shares in respect of the EPS part of the award will vest if the company achieves 69.3p at the end of the three year performance period. If the EPS performance is between 60.3p and 69.3p a proportion of between 40 per cent and all of the shares in respect of the EPS part of the award will vest. If EPS is less than 60.3p over the three year period the EPS part of the award will lapse. The EPS targets for the award made in February 2003 were 64.7p for minimum vesting and 74.4p for full vesting.
     The adjusted ROCE performance condition is based on the company’s ROCE relative to three year targets on a sliding performance scale. The minimum target set by the remuneration committee for the award made in February 2004 which will vest in February 2007, is 13.5 per cent at the end of the three year performance period. If this is achieved 40 per cent of the shares in respect of the ROCE part of the award will vest. All of the shares in respect of the ROCE part of the award will vest if the company achieves a ROCE of 15 per cent. If the ROCE performance is between 13.5 per cent and 15 per cent a proportion of between 40 per cent and all of the shares in respect of the ROCE part of the award will vest. If the ROCE is less than 13.5 per cent the ROCE part of the award will lapse. The ROCE targets for the award made in February 2003 were 13.0 per cent for minimum vesting and 14.5 per cent for full vesting.
     In setting three performance conditions for the LTIP award, the remuneration committee took the view that these were the most important measures that drive or measure sustainable improvements in shareholder value: the TSR performance condition measures comparative performance while EPS and ROCE reflect a core part of the company’s business strategy, which is to improve both earnings growth and capital efficiency.

Executive Share Option Scheme 2003 (ESOS 2003) Executive directors, members of the executive management board and other selected middle and senior management throughout the company’s global operations currently participate in the ESOS 2003. The remuneration committee has the discretion to grant awards up to a maximum of two times salary. The awards made in November 2003 to the chief executive and other members of the board were based on one times salary. The performance condition set for the ESOS 2003 by the remuneration committee is that the growth in the adjusted EPS over a three year performance period must be equal to or greater than the growth in the UK retail prices index (RPI) plus three per cent per annum over the three year performance period. The performance is assessed on the company’s published results. If the performance condition is satisfied at the end of the performance period then the awards would be exercisable in full. In line with current corporate governance best practice there is no rolling re-testing of performance. In the event that the performance condition is not satisfied over the original three year period then the remuneration committee has the discretion to re-test performance after five years, but only where the remuneration committee believes the extension to be a fair and reasonable basis for assessing the sustained underlying performance of the company. The remuneration committee considers this performance condition to be a challenging performance hurdle when compared to the company’s adjusted EPS compound annual growth rate before exceptional items over the last ten years of around four per cent. Awards under the LTIP and ESOS 2003 are not pensionable.

Savings Related Share Option Schemes
These are operated in the UK, Australia, New Zealand and Ireland, and are open to all employees including executive directors with one year’s service or more. The UK scheme is approved by the Inland Revenue. The current schemes are due to expire in 2005 and a proposal to adopt new schemes is to be put to shareholders at the Annual General Meeting in January 2005.

TSR performance

The graph above has been included to meet the requirement set out in the Directors’ Remuneration Report Regulations 2002. It shows BOC’s total shareholder return (TSR) performance, assuming dividends are reinvested, compared with all FTSE100 companies. This has been chosen because it provides a basis for comparison against companies in a relevant, broad based equity index of which BOC is a constituent member. The remuneration committee decided that other comparator groups were more appropriate as performance measurement for the LTIP. A graph showing BOC’s TSR performance compared with the six major gases companies relative to respective local indices, which is one of the comparator groups chosen for the LTIP, is shown in the chairman’s statement on page 5. The October 1999 position reflects the premium arising from the pre-conditional cash offer of £14.60 per share made jointly by Air Liquide and Air Products.

Remuneration proposals
During the year the remuneration committee reviewed the performance-related elements of the executive remuneration package and decided that it was necessary to make a number of changes. In considering the current package and possible changes, the remuneration committee was concerned more with the effectiveness of some of the arrangements rather than their level. As stated the policy is to pay salaries and total remuneration around mid-market levels for on target performance and to provide the opportunity, via annual and long-term incentives, to reward executives at the 75th percentile if this is justified by the achievement of stretching performance goals. There is no intention to change this policy.
The proposed changes are intended to make the reward package more effective. It will increase the expected value of the total package for the achievement of stretching performance goals. The proposed changes also enhance the retention value of our remuneration arrangements. The remuneration committee believes that the annual bonus plan (VCP) and the LTIP are effective and do focus attention on the main drivers of BOC’s performance, particularly ROCE and earnings growth. There is also alignment with shareholder interests via the TSR element of the LTIP and the fact that awards under the LTIP are delivered in shares. However, the remuneration committee has become concerned about the efficiency and effectiveness

33 The BOC Group plc Annual review 2004

Directors’ remuneration

of the Executive Share Option Scheme. Being totally dependent upon stockmarket movements share options can generate a range of rewards from large to zero with variable motivational or retention value. The remuneration committee is also concerned that the dilution impact of options is inefficient from a shareholder standpoint.

For the reasons outlined above the remuneration committee proposes:
•	to cease making option awards under the Executive Share Option Scheme (ESOS) to the executive directors and other executives covered by the VCP. However, the ESOS will be kept in place for the time being for employees below this level until an alternative scheme can be developed in the near future. The facility will also be kept to make option awards to executives who are covered by VCP on an exceptional basis, for example as part of a hiring package. There is however no intention to make any further awards to existing executive directors;
•	to increase the target and maximum value of the VCP to 110 per cent and 160 per cent respectively of salary and at the same time introduce a deferred, share-matching plan compulsorily deferring one-third of the VCP bonus (see details below). The current target value of the VCP is 73.4 per cent and the plan is capped at 100 per cent;
•	to seek approval to increase the maximum award levels to be made under the LTIP from 200 per cent to 250 per cent of salary. The remuneration committee’s purpose in seeking approval for a higher maximum is simply to give flexibility to remain fully competitive in the event that a higher level of award is required for an appointment to an executive role. In the immediate term, however, this change would have little practical impact as the intention next year is simply to increase the chief executive’s conditional share award from 1.9 times salary to 2.0 times and to make no increase to the 1.5 times salary award received by other directors last year.

Share Matching Plan
The main features of the proposed Share Matching Plan are as follows:
•	at the same time that the VCP opportunity is increased, one-third of any VCP award (an amount equivalent to the increase) will be compulsorily applied to the acquisition of BOC shares;
•	the executives will become entitled to these shares only if they are still in service with BOC three years after the award is made;

•	executives will then receive an additional number of shares equal to the value of dividends paid during the deferral period on these shares;
•	executives may also receive a matching share award of up to 100 per cent of the number of shares originally allotted.
The percentage award will depend on BOC’s performance over the deferral period. Adjusted EPS will account for 75 per cent of the performance weighting with TSR accounting for the remaining 25 per cent;
•	the adjusted EPS performance condition is based upon the company’s EPS relative to three year targets. These targets will be on a sliding scale, where a five per cent per annum growth rate over three years is required for the minimum award of 25 per cent of that portion. The maximum award will be achieved if EPS growth is 12 per cent per annum over the three year period;
•	the TSR performance condition compares BOC’s TSR performance against the same UK comparator group as used for the LTIP. Awards will vest for this portion where BOC’s TSR position is at median, measured over three years. At this point, 25 per cent of this portion of the award will vest. A maximum award of 25 per cent overall will vest if the company is ranked at or above the upper quartile.

As previously stated, it is the view of the remuneration committee that performance-related remuneration should form a substantial element of total remuneration. The effect of these proposals would lead to a shift in the balance of variable performance-related remuneration to fixed remuneration.

Service contracts
The company’s policy is for all executive directors to have contracts of employment that terminate on the attainment of retirement age. In order to mitigate its liability on early termination, the company’s policy is that it should be able to terminate such contracts on no more than 12 months’ notice, and that payments on termination are restricted to the value of salary, car benefit and bonus entitlement (calculated on the basis of the average of actual payments over the preceding two years) for the unexpired portion of the notice period.

Pensions
During the year, four directors accrued benefits under the defined benefit schemes operated by the company. Contributions amounting to £283,000 were paid by the company to money purchase plans in respect of two directors.

	Year ended					Year ended
	30 September					30 September	Interests at
	2004				2003	2004	30 September 2004
						Gains on
		Allowances				share
	Basic	and				options/			Long-term
	salary	benefits[1]	Bonus	Total	Total	incentives	Ordinary	Share	incentive
	£’000	£’000	£’000	£’000	£’000	£’000	shares	options	plan awards

Executive directors
J A Bevan	323	214	323	860	496	1	17,108	307,107	95,490
A E Isaac	686	136	686	1,508	1,143	93	8,057	1,129,824	279,387
R Médori[2]	360	288	360	1,008	810	61	16,772	442,496	107,312
Dr K Rajagopal	343	16	343	702	526	29	21,816	549,765	102,432
J L Walsh	343	144	343	830	641	24	22,175	477,412	102,432

Total	2,055	798	2,055	4,908	3,616	208

1. Includes overseas and relocation expenses.
2. The allowances and benefits of Mr Médori include a salary supplement of £103,600 in respect of the pensions earnings cap.
3. Total fees for non-executive directors’ services in the year were £499,000. Included in this amount were the chairman’s fees of £225,000.
4. Total directors’ remuneration in 2004 was £6.9 million compared with £7.1 million in 2003.

34 The BOC Group plc Annual review 2004

GROUP PROFIT AND LOSS ACCOUNT

Years ended 30 September

	2004			2003			2002
	Before		After	Before		After	Before		After
	exceptional	Exceptional	exceptional	exceptional	Exceptional	exceptional	exceptional	Exceptional	exceptional
	items	items	items	items	items	items	items	items	items
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Turnover, including share of joint ventures and associates	4,599.3	—	4,599.3	4,323.2	—	4,323.2	4,017.9	—	4,017.9
Less: Share of turnover of joint ventures	647.0	—	647.0	544.3	—	544.3	324.1	—	324.1
Share of turnover of associates	66.9	—	66.9	60.6	—	60.6	36.1	—	36.1

Turnover of subsidiary undertakings	3,885.4	—	3,885.4	3,718.3	—	3,718.3	3,657.7	—	3,657.7

Operating profit of subsidiary undertakings	464.4	(14.8)	449.6	407.4	(60.2)	347.2	425.6	(74.0)	351.6
Share of operating profit of joint ventures	99.4	(2.6)	96.8	86.8	(6.8)	80.0	63.8	(0.5)	63.3
Share of operating profit of associates	13.1	—	13.1	11.4	—	11.4	10.7	—	10.7

Total operating profit including share of joint ventures and associates	576.9	(17.4)	559.5	505.6	(67.0)	438.6	500.1	(74.5)	425.6
Loss on termination/disposal of businesses — continuing operations	—	(79.5)	(79.5)	—	—	—	—	(20.2)	(20.2)
Profit on disposal of fixed assets — continuing operations	—	4.9	4.9	—	—	—	—	—	—

Profit on ordinary activities before interest	576.9	(92.0)	484.9	505.6	(67.0)	438.6	500.1	(94.7)	405.4
Interest on net debt	(88.4)	—	(88.4)	(96.1)	—	(96.1)	(103.1)	—	(103.1)

Interest on pension scheme liabilities	(117.4)	—	(117.4)	(110.2)	—	(110.2)	(106.1)	—	(106.1)
Expected return on pension scheme assets	133.2	—	133.2	119.6	—	119.6	139.1	—	139.1

Other net financing income	15.8	—	15.8	9.4	—	9.4	33.0	—	33.0

Profit on ordinary activities before tax	504.3	(92.0)	412.3	418.9	(67.0)	351.9	430.0	(94.7)	335.3
Tax on profit on ordinary activities	(146.2)	44.5	(101.7)	(121.4)	25.0	(96.4)	(129.0)	22.8	(106.2)

Profit on ordinary activities after tax	358.1	(47.5)	310.6	297.5	(42.0)	255.5	301.0	(71.9)	229.1
Minority interests — equity	(46.6)	—	(46.6)	(36.8)	0.4	(36.4)	(26.7)	0.5	(26.2)

Profit for the financial year	311.5	(47.5)	264.0	260.7	(41.6)	219.1	274.3	(71.4)	202.9
Dividends	(197.3)	—	(197.3)	(192.1)	—	(192.1)	(186.6)	—	(186.6)

Retained profit for the financial year	114.2	(47.5)	66.7	68.6	(41.6)	27.0	87.7	(71.4)	16.3

Earnings per 25p Ordinary share
— basic	63.2p	(9.7)p	53.5p	52.9p	(8.4)p	44.5p	55.9p	(14.5)p	41.4p
— diluted	63.1p	(9.6)p	53.5p	52.9p	(8.4)p	44.5p	55.7p	(14.5)p	41.2p

All turnover and operating profit arose from continuing operations.

35 The BOC Group plc Annual review 2004

GROUP BALANCE SHEET
At 30 September

		2003	2002
	2004	(restated)	(restated)
	£ million	£ million	£ million

Fixed assets
Intangible assets	174.9	206.1	150.7
Tangible assets	2,618.4	2,913.4	3,027.4
Investment in joint ventures	458.0	505.3	317.3
Investment in associates	55.7	64.5	63.7
Other investments	34.5	38.8	45.1

	3,341.5	3,728.1	3,604.2

Current assets	1,255.3	1,104.9	1,246.4
Creditors: amounts falling due within one year	(1,134.7)	(1,168.2)	(1,247.9)
Net current assets/(liabilities)	120.6	(63.3)	(1.5)

Total assets less current liabilities	3,462.1	3,664.8	3,602.7

Creditors: amounts falling due after more than one year	(963.2)	(1,133.1)	(1,179.0)
Provisions for liabilities and charges	(345.2)	(376.6)	(407.5)

Total net assets excluding pension assets and liabilities	2,153.7	2,155.1	2,016.2

Pension assets	68.9	50.7	54.3
Pension liabilities	(344.5)	(341.8)	(311.0)

Total net assets including pension assets and liabilities	1,878.1	1,864.0	1,759.5

Equity shareholders’ funds	1,675.3	1,686.7	1,641.6
Minority shareholders’ interests	202.8	177.3	117.9

Total capital and reserves	1,878.1	1,864.0	1,759.5

Significant accounting ratios

		2003	2002
	2004	(restated)	(restated)

Return on capital employed (%)[1]	14.9	10.9	10.6
Adjusted return on capital employed (%)[1,2]	15.4	12.6	12.5
Interest cover (times)	6.3	4.6	4.1
Adjusted interest cover (times)[2]	6.5	5.3	4.9
Net debt/equity (%)	51.2	73.4	75.3
Net debt/capital employed (%)	29.9	37.4	37.3

1.	Operating profit as a percentage of the average capital employed excluding net pension liabilities. Capital employed comprises total capital and reserves, long-term liabilities and all current borrowings, net of cash and deposits. The average is calculated on a monthly basis.
2.	Excludes exceptional items.

The summary financial statements on pages 35 to 39 were approved by the board of directors on 22 November 2004 and are signed on its behalf by:

A E Isaac	R Médori
Director	Director

36 The BOC Group plc Annual review 2004

GROUP CASH FLOW STATEMENT
Years ended 30 September

		2003	2002
	2004	(restated)	(restated)
	£ million	£ million	£ million

Total operating profit before exceptional items	576.9	505.6	500.1
Depreciation and amortisation	324.0	333.4	330.9
Net retirement benefits charge less contributions	(15.9)	5.6	49.9
Operating profit before exceptional items of joint ventures	(99.4)	(86.8)	(63.8)
Operating profit before exceptional items of associates	(13.1)	(11.4)	(10.7)
Changes in working capital and other items	(2.1)	(18.0)	20.2
Exceptional cash flows	(11.9)	(28.3)	(67.3)

Net cash inflow from operating activities	758.5	700.1	759.3

Dividends from joint ventures and associates	79.1	35.0	33.9
Returns on investments and servicing of finance	(91.2)	(94.4)	(90.7)
Tax paid	(98.2)	(90.7)	(96.2)
Capital expenditure and financial investment	(204.2)	(227.0)	(335.1)
Acquisitions and disposals	92.5	(118.3)	(215.5)
Equity dividends paid	(197.3)	(192.1)	(186.6)

Net cash inflow/(outflow) before use of liquid resources and financing	339.2	12.6	(130.9)

Management of liquid resources	(20.8)	16.2	52.6

Net cash (outflow)/inflow from financing	(168.3)	(131.3)	99.7

Increase/(decrease) in cash	150.1	(102.5)	21.4

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

		2003	2002
	2004	(restated)	(restated)
	£ million	£ million	£ million

Net debt — at 1 October	(1,368.1)	(1,325.6)	(1,272.1)
Net cash inflow/(outflow)	339.2	12.6	(130.9)
Issue of shares	12.4	(2.6)	35.6
Net borrowings assumed at acquisition	(4.7)	(0.8)	(0.5)
Net liquid resources eliminated on disposal	—	(31.0)	—
Inception of finance leases	(0.2)	—	(0.4)
Exchange adjustment	59.0	(20.7)	42.7

Net debt — at 30 September	(962.4)	(1,368.1)	(1,325.6)

37 The BOC Group plc Annual review 2004

NOTES TO THE FINANCIAL STATEMENTS

1. Basis of preparation
•	These accounts are based on the historical cost accounting convention in accordance with the Companies Act 1985 and comply with all applicable UK accounting standards.
•	The accounts are prepared on the going concern basis. This means that the Group has adequate resources to continue in operation for the foreseeable future.
•	The Group accounts include the accounts of the parent undertaking and of all subsidiaries, joint ventures and associates. Subsidiary undertakings are those businesses controlled by the Group and their results are fully included. Joint ventures are those businesses which the Group jointly controls with one or more other parties. Associates are those businesses in which the Group has a participating interest and exercises significant influence.
•	The results of businesses acquired are included from the effective date of acquisition. Goodwill on acquisitions during the year (the difference between the fair value of the purchase price of a business and the fair value of the net assets acquired) is capitalised and amortised over its useful economic life.

2. Exchange rates
The majority of the Group’s operations are located outside the UK and operate in currencies other than sterling. Profit and loss and other period statements of the Group’s overseas operations are translated at average rates of exchange for the financial year. Assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the end of the financial year.
     The rates of exchange to sterling for the currencies which have principally affected the Group’s results were:

	2004	2003	2002

Average for the year:
— US dollar	1.79	1.60	1.47
— Australian dollar	2.47	2.62	2.77
— Japanese yen	195.17	191.01	184.34
— South African rand	11.85	13.24	15.64
At 30 September:
— US dollar	1.81	1.66	1.57
— Australian dollar	2.50	2.45	2.89
— Japanese yen	199.44	185.60	191.45
— South African rand	11.72	11.57	16.58

3. Segmental information

	2004			2003			2002
		Adjusted			Adjusted			Adjusted
		operating	Operating		operating	Operating		operating	Operating
	Turnover	profit[1]	profit	Turnover	profit[1]	profit	Turnover	profit[1]	profit
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

a) Business analysis:
Process Gas Solutions	1,275.2	190.3	189.5	1,242.7	184.0	177.1	1,200.6	185.2	161.2
Industrial and Special Products	1,782.3	269.5	253.9	1,751.2	242.7	238.2	1,605.3	248.0	229.3
BOC Edwards	816.5	47.8	46.8	684.1	18.5	7.9	688.2	26.1	(1.4)
Afrox hospitals	432.1	59.8	59.8	353.4	46.1	46.1	259.0	29.7	29.7
Gist	293.2	25.1	25.1	291.8	29.2	29.2	264.8	25.5	25.5
Corporate	—	(15.6)	(15.6)	—	(14.9)	(59.9)	—	(14.4)	(18.7)

Continuing operations	4,599.3	576.9	559.5	4,323.2	505.6	438.6	4,017.9	500.1	425.6

b) Regional analysis:
Europe	1,224.6	155.4	155.4	1,154.4	144.3	137.0	1,069.6	155.2	116.8
Americas	1,218.3	77.4	62.6	1,238.8	91.8	42.7	1,291.8	121.3	113.2
Africa	699.0	108.9	108.9	585.5	85.0	85.0	441.0	56.7	56.3
Asia/Pacific	1,457.4	235.2	232.6	1,344.5	184.5	173.9	1,215.5	166.9	139.3

Continuing operations	4,599.3	576.9	559.5	4,323.2	505.6	438.6	4,017.9	500.1	425.6

1. Adjusted operating profit excludes exceptional items.

4. Contingent liabilities and legal proceedings
Group companies are parties to various legal proceedings, including some in which claims for damages in large amounts have been asserted. The outcome of litigation to which Group companies are party cannot be readily foreseen, but the directors believe that such litigation should be disposed of without material adverse effect on the Group’s financial condition or profitability.

Welding fumes litigation A US subsidiary of the Group, The BOC Group, Inc., has been named in US lawsuits alleging injury from exposure to welding fumes. Certain of these cases have been either filed in, or transferred for pre-trial purposes to, the federal district court in the Northern District of Ohio, where a multi-district litigation (MDL) proceeding has been commenced. The MDL proceeding is a vehicle for coordinating pre-trial proceedings in cases pending in different federal district courts in the US. It is currently contemplated that the MDL court will try three cases during the MDL proceeding. The first such case is currently scheduled for mid 2005. In addition to the cases in federal court, The BOC Group, Inc. is a defendant in a number of similar cases pending in state courts. These cases are in different stages of procedural development, and certain cases are scheduled for trial from time to time.

38 The BOC Group plc Annual review 2004

Notes to the financial statements

4. Contingent liabilities and legal proceedings continued
From the time Airco was purchased in 1978 until 2003 The BOC Group, Inc. had never had an adverse jury verdict returned against it in a case alleging injury from exposure to welding fumes. On 28 October 2003, a jury in Madison County, Illinois, rendered a verdict against The BOC Group, Inc. and two co-defendants. The jury awarded US$1 million to Mr Elam, a former labourer who asserted that his idiopathic Parkinson’s disease was attributable to his exposure to welding fumes over a period of years. BOC believes that the verdict is inconsistent with the decisions rendered by juries in previous cases, is not supported by the existing scientific evidence and is pursuing an appeal in the Illinois court system. On 12 May 2004 a jury in Philadelphia County, Pennsylvania, returned a verdict against The BOC Group, Inc. and one co-defendant. The jury awarded Mr Yencho, who alleged that his injury was caused by exposure to asbestos welding rods, US$525,000, to be divided between the defendants. BOC believes that the jury verdict is inconsistent with the evidence introduced at trial and believes that there are strong grounds for a successful post-trial motion and, if necessary, an appeal.
     The BOC Group, Inc. believes that it has strong defences to the claims asserted in these various proceedings related to alleged injury from exposure to welding fumes and intends to defend vigorously such claims. Based on its experience to date, together with its current assessment of the merits of the claims being asserted and applicable insurance, BOC believes that continued defence and resolution of these proceedings will not have a material adverse effect on its financial condition or profitability and no provision has been made.
     The welding electrodes business was sold in 1986 and the sale of the US packaged gas business, including the operations involved in distributing packaged gases and welding equipment, was completed in July 2004.

Fluorogas litigation In February 2003, the company was notified that a jury verdict in the US District Court for the Western District of Texas (the District Court) was obtained for US$132 million against Fluorogas Limited, The BOC Group, Inc. and The BOC Group plc. The verdict arose primarily out of an alleged breach of a memorandum of understanding by Fluorogas Limited before it was acquired by The BOC Group plc in September 2001. In March 2003, the court also awarded interest and costs against the defendants, making them jointly and severally liable for a total of US$174 million. A bond for the full amount was posted with the District Court as part of the normal appeals process.
     In August 2004, the appellate court reversed the entire judgement against the BOC entities and all but US$170,000 in reliance damages against Fluorogas Limited. In addition, the appellate court remanded for reconsideration by the District Court an award of attorney’s fees on the US$170,000 recovery.
     Fluorogas Limited was placed in administration under the Insolvency Act of 1986 pursuant to an order of an English Court. It is expected to remain in administration until the conclusion of the remand proceedings in the District Court.

ERISA litigation An action was filed in the US District Court for the Southern District of Illinois (the District Court) against The BOC Group Cash Balance Retirement Plan (the Plan). The plaintiffs brought this action on behalf of themselves and all others similarly affected, alleging that the Plan improperly calculated lump sum distributions from the Plan in violation of the Employee Retirement Income Security Act.
     In November 2003, the parties reached an agreement to settle at US$69 million (£43.2 million). The settlement was approved by the District Court at a fairness hearing on 12 March 2004.

5. US accounting information
The consolidated financial statements of the Group are prepared in accordance with UK generally accepted accounting principles (UK GAAP). These differ in certain respects from accounting principles generally accepted in the US (US GAAP).
     The application of the different accounting principles results in adjustments being needed to show what the Group’s profit would be under US GAAP. The main adjustments are shown individually in the table below.

	2004	2003	2002
	£ million	£ million	£ million

Net profit under UK GAAP	264.0	219.1	202.9
Pensions	7.5	62.5	35.4
Revaluations realised on asset disposals	—	1.1	5.8
Amortisation of goodwill and other intangibles	13.5	13.4	(3.7)
Financial instruments	(15.7)	(2.8)	19.5
Share of results of joint ventures and associates	0.3	0.6	—
Write-down of previously revalued assets	—	—	20.5
Unrealised profit on disposal of subsidiary	—	8.2	—
Other adjustments on profit on disposal of subsidiary	—	(20.7)	—
Adjustment on disposal of the US packaged gas business	39.9	—	—
Other	3.0	3.6	(0.3)
Taxation effect of above adjustments	(14.8)	(20.7)	(24.7)

Net income under US GAAP	297.7	264.3	255.4

Earnings per 25p Ordinary share
Basic
Profit from continuing operations and for the financial year	60.4p	53.7p	52.1p

6. Comparative information
In 2004, the Group applied UITF37 (Purchases and sales of own shares) and UITF38 (Accounting for ESOP trusts). These deal mainly with the balance sheet accounting treatment for own shares and do not have any impact on Group earnings. The impact on the Group balance sheet has been to reduce fixed assets and shareholders’ funds by £42.1 million (2003: £48.1 million, 2002: £42.5 million). Comparative figures have been restated accordingly.

39 The BOC Group plc Annual review 2004

SHAREHOLDER INFORMATION

Ordinary shareholdings by investor type at 30 September 2004
	%		Number of	%
Number of	of total number		25p shares	of ordinary
accounts	of accounts	Type of investor	million	capital

31,778	75	Individuals	28.0	6
9,987	23	Institutional investors	460.6	92
957	2	Other corporate investors	10.2	2

42,722	100		498.8	100

Financial calendar
	Ordinary Shares/American Depositary Shares		12 1/4% Unsecured Loan Stock 2012/2017
	First interim	Second interim[1]	Half year	Half year
Ex-dividend	5 Jan 2005	29 Jun 2005	2 Mar 2005	31 Aug 2005
Record date	7 Jan 2005	1 Jul 2005	4 Mar 2005	2 Sep 2005
DRIP notice date	11 Jan 2005	11 Jul 2005	—	—
Payment date — UK	1 Feb 2005	1 Aug 2005	2 Apr 2005	2 Oct 2005
— US	8 Feb 2005	8 Aug 2005	—	—

1. Proposed dates

	Three months	Half year	Nine months	Preliminary	Report and accounts

Group results	1 Feb 2005	12 May 2005	2 Aug 2005	17 Nov 2005	Dec 2005

Shareholder enquiries
Shareholders who have questions relating to the Group’s business or wish to receive copies of the interim statements should write to:

Director — Investor Relations
The BOC Group plc
Chertsey Road, Windlesham
Surrey GU20 6HJ, England
Telephone: 01276 477222
E-mail: ir@boc.com

Registrar
Administrative enquiries concerning shareholdings in the company such as the loss of share certificates, change of address, dividend payment arrangements, amalgamation of multiple accounts, or requests for the full report and accounts should be sent directly to:

Lloyds TSB Registrars
The Causeway, Worthing
West Sussex BN99 6DA, England
Telephone: 0870 600 3958
Fax: 0870 600 3980
Teltex for shareholders with hearing difficulties:
0870 600 3950
If telephoning from outside the UK: +44 121 415 7035 or
Fax: +44 1903 854031
Website: www.lloydstsb-registrars.co.uk

Correspondence should refer to The BOC Group plc, stating clearly the registered name and address and, if available, the full account number which starts with 0385.

Shareholding information
To view up-to-date information about your shareholding, change your address details, set up a new, or change an existing, dividend mandate, visit the Lloyds TSB Registrars shareview website at www.shareview.co.uk
     The portfolio service provides access to more information on your investments including balance movements, indicative share prices and details of recent dividend payments. To register with Lloyds TSB Registrars as a user of the portfolio service and for more information visit the website at www.shareview.co.uk

Electronic shareholder communications
Shareholders can now elect to receive shareholder documents, such as annual and interim reports and notices of general meetings, electronically from the company’s website rather than in hard copy through the mail. This has the advantage of improving the speed of communications and reducing administrative costs of printing and postage. The terms on which this electronic facility is provided can be found on the company’s website (www.boc.com) or on request from the registered office. Any shareholder wishing to take advantage of this free service may do so by registering their details on the Lloyds TSB Registrars shareview website at www.shareview.co.uk

40 The BOC Group plc Annual review 2004

Shareholder information

Dividend reinvestment plan
A dividend reinvestment plan (DRIP), through which Ordinary shareholders may invest the whole of their cash dividends in additional shares in the company, is available. Ordinary shareholders on the register at the record date may participate in the plan provided their application forms are received by the DRIP notice date shown in the financial calendar on the previous page. Copies of the explanatory brochure and application form are available on the company’s website (www.boc.com) or from Lloyds TSB Registrars whose details appear on the previous page.

Payment of dividends
Ordinary shareholders and loan stock holders may arrange to have their dividends or interest paid directly into a bank or building society account through the Bankers Automated Clearing System (BACS). Mandate forms are available on the company’s website (www.boc.com) or from Lloyds TSB Registrars whose details appear on the previous page or alternatively you can set up a new, or change an existing, dividend mandate via the Lloyds TSB Registrars shareview website at www.shareview.co.uk. In February of each year a consolidated tax voucher relating to Ordinary dividend payments made via BACS during the financial year, will be mailed to the registered address of the shareholder. Loan stock holders will receive tax vouchers at the time of each interest payment in April and October, mailed directly to their registered address.

Overseas dividend payments
Private shareholders in 36 countries may now have their dividends paid directly into their local bank accounts in their local currency. There is a small fixed fee for the service, currently £2.50 per dividend. The dividend payment, less the fee, is normally received within five working days of the dividend payment date. For more information, please contact Lloyds TSB Registrars whose details appear on the previous page.

Share dealing services
For Internet and telephone share dealing services contact Lloyds TSB Registrars by either logging on to www.shareview.co.uk/dealing or by calling 0870 850 0852 between 8.30 am and 4.30 pm on any business day (excluding bank holidays). You will need your shareholder reference number shown on your share certificate.

Lloyds TSB Registrars also offer a postal share dealing service. For further information contact:

Share Dealing Services
Lloyds TSB Registrars
PO Box 1357
The Causeway, Worthing
West Sussex BN99 6UB, England

American Depositary Shares
The BOC Group plc American Depositary Shares (ADS) are listed on the New York Stock Exchange and trade under the symbol BOX. One ADS represents two The BOC Group plc Ordinary shares. JPMorgan Chase Bank is the depositary and their address for enquiries is:

JPMorgan Chase Bank
JPMorgan Service Center
PO Box 43013
Providence, RI 02940-3013, USA
Telephone: +1 781 575 4328
Website: www.adr.com/shareholder

A dividend reinvestment plan is available through JPMorgan Chase Bank as depositary for holders of ADSs. All enquiries regarding this plan should be addressed to:

Global Invest Direct
JPMorgan Chase Bank
PO Box 43013
Providence, RI 02940-3013, USA
Telephone, toll free: JPMorgan Service Center on
+1 800 749 1687 or +1 800 428 4237

ShareGift
Shareholders with a small number of shares, the value of which makes it uneconomic to sell them, may wish to consider donating them to charity through ShareGift, a registered charity administered by The Orr Mackintosh Foundation. A ShareGift donation form can be obtained from Lloyds TSB Registrars whose details appear on the previous page. Further information about ShareGift is available at www.sharegift.org or by writing to:

ShareGift
The Orr Mackintosh Foundation
46 Grosvenor Street
London W1K 3HN, England
Telephone: 020 7337 0501

Unsolicited mail
The company is obliged by law to make its share register publicly available and as a consequence some shareholders may receive unsolicited mail. If you wish to limit the amount of unsolicited mail you receive, contact:

The Mailing Preference Service
FREEPOST 29 (LON.20771)
London W1E OZT, England
Telephone: 020 7291 3310 or register on-line at www.mpsonline.org.uk

The Mailing Preference Service is an independent organisation which offers a free service to the public. Registering with them will stop most unsolicited consumer advertising material.

Special needs
If you would like to receive this report in an appropriate alternative format, such as large print, Braille, or audio cassette, please contact Lloyds TSB Registrars on 0870 600 3958 or for shareholders with hearing difficulties on Teltex 0870 600 3950.

Annual General Meeting 2005
The Annual General Meeting will be held on Friday 14 January 2005 at the Institution of Electrical Engineers (Lecture Theatre), Savoy Place, London WC2R 0BL, England commencing at 11.00 am.

©The BOC Group plc 2004.
Designed and produced by Radley Yeldar (London).
Principal photography by George Brooks.
Board photography by Keith Waldegrave.
Printed by CTD Printers Limited.

The BOC Group plc
Registered office:
Chertsey Road, Windlesham,
Surrey GU20 6HJ, England
Tel: 01276 477222
Fax: 01276 471333
Registered in England No. 22096
Website: www.boc.com